Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIO DATA)

	Fiscal Year					Thirteen Weeks Ended
	1999	2000	2001	2002	2003	May 4, 2003	May 2, 2004
Interest Expense	24,209	24,852	24,753	23,892	37,476	8,657	18,181
Appropriate Portion (1/3) of Rent Expense	23,056	23,737	25,380	26,281	29,880	7,226	7,348
Fixed Charges	47,265	48,589	50,133	50,173	67,356	15,883	25,529
Pretax Income	25,880	48,215	16,688	46,306	22,906	(3,262)	2,451
Earnings Before Income Taxes and Fixed Charges	73,145	96,804	66,821	96,479	90,262	12,621	27,980
Ratio	1.5	2.0	1.3	1.9	1.3	0.8	1.1